51 South Duke Street

Lancaster, PA 17602

(717) 291-1031

www.stevenslee.com

Direct Dial: (610) 478-2242

Email: wesley.kelso@stevenslee.com

Direct Fax: (610) 236-4176

February 3, 2022

Jessica Livingston

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Forge Group, Inc.

Amendment No. 4 to Offering Statement on Form 1-A

Filed on January 28, 2021

File No. 024-11534

Dear Ms. Livingston:

On behalf of Forge Group, Inc. (the “Company”), we are writing to respond to the comments set forth in the letter of the staff of the U.S. Securities and Exchange Commission (the “Staff”) dated February 2, 2022, related to Amendment No. 4 to the above-referenced Offering Statement (the “Offering Statement”), which was filed on January 28, 2022 (“Amendment No. 4”). In response to the comments in the Staff’s letter, the Company has revised the Offering Statement, and the Company is filing via EDGAR Amendment No. 5 to the Offering Statement (“Amendment No. 5”) together with this response letter.

We have reproduced below in italics the Staff’s comments in the order in which they were set out in your letter, numbered correspondingly, and have provided the Company’s response immediately below each comment. Page references in the Company’s responses are to the offering circular included in the Offering Statement (the “Offering Circular”).

Amendment No. 4 to Offering Statement on Form 1-A

General

1. We note the Offering Statement contains blanks for the date the subscription offering will end, the date the completed stock order form and payment in full for the shares ordered must be received and the date the subscription rights will expire. We also note the date of the special meeting for approval of the plan of conversion is completed in the forepart and blank in the main document. Please complete these blanks in the next amendment or advise us of the specific reasons the dates cannot be completed.

Allentown ● Bergen County ● Bala Cynwyd ● Cleveland ● Fort Lauderdale ● Harrisburg ● Lancaster ● New York

Philadelphia ● Princeton ● Reading ● Rochester ● Scranton ● Valley Forge ● Wilkes-Barre ● Wilmington

A PROFESSIONAL CORPORATION

U.S. Securities and Exchange Commission

Division of Corporation Finance

February 3, 2022

Response: The Company has completed all of the missing dates in the Offering Circular, including the date the subscription offering will end, the date the completed stock order form and payment in full for the shares ordered must be received, and the date the subscription rights will expire. The Company has also completed the date of the special meeting of members throughout the Offering Circular.

2. In the first paragraph of the signature page, we note the reference to “Amendment No. 3” to the Offering Statement, which appears to be a typographical error. Please revise.

Response: The Company has corrected the reference in the first paragraph of the signature page of Amendment No. 5 to state that it is Amendment No. 5.

Part I.

Item 1. Issuer Information, page 2

3.    We note your response to prior comment 1 and reissue in part. While Parts II. and III. of your Offering Statement consistently refer to Forge Group, Inc., your Part I. Item 1. Issuer Information of your Offering Statement continues to disclose “Amalgamated Specialty Group Holdings, Inc.” as the current issuer. Please revise or explain your disparity.

Response: The information in Part I. Item 1. of the Offering Statement is automatically populated by the Commission from the issuer’s CIK number when the Offering Statement is filed with the Commission. The Company’s EDGAR filing agent revised the name of the issuer on the Commission’s EDGAR system on January 27, 2022, and received confirmation of such change from the Commission at 2:52 p.m. on January 27, 2022. However, when Amendment No. 4 was filed with the Commission via EDGAR at 8:42 p.m. on January 27, 2002, the EDGAR system continued to automatically populate the information in Part I. Item 1. of the Offering Statement to disclose the current name of the issuer as Amalgamated Specialty Group Holdings, Inc. Based on a telephone discussion between the Company’s EDGAR filing agent and the Commission, we believe that the Commission had not completed updating the information relating to the name of the issuer on its EDGAR system when Amendment No. 4 was filed. Accordingly, the name of the issuer in Part I. Item 1. of the Offering Statement was not populated with the correct name.

Parts II. and III.

The Conversion and Offering

Proposed Management Purchases, page 110

4.    We refer to prior comments 4 and 5 and your responses thereto. Please further revise to clarify that there are no agreements or obligations with respect to the intended share purchases by MCW, MCIF, or Roumell Opportunistic Value Fund, as your response letter appears to indicate.

U.S. Securities and Exchange Commission

Division of Corporation Finance

February 3, 2022

Response: The Company has revised the Offering Circular on pages ii, 5, 8, and 111 to state that there are no agreements, between the Company or ACIC and MCW, MCIF, or Roumell Opportunistic Value Fund that obligates any of them to purchase shares of Company common in the offering.

Management

Executive Compensation, page 126

5.    We reference prior comment 8 and your revised disclosure. Your introductory sentence to each of the subsections headed “Summary Compensation Table” and “Director Compensation” continue to reference compensation information for 2020. Please refer to Item 11 of Part II of Form 1-A and provide updated director and executive officer compensation for your last completed fiscal year.

Response: The Company has updated the introductory sentence to each of the subsections headed “Summary Compensation Table” and “Director Compensation” on 126 pages and 131 of the Offering Circular, respectively, to refer to the compensation information for the fiscal year ended December 31, 2001, and has provided updated compensation information for the Company’s last fiscal year.

Amalgamated Casualty Insurance Company and Subsidiaries

Notes to the Condensed Consolidated Financial Statements, page F-58

6.    Please revise the ACIC notes for the interim June 30, 2021 period to be marked “unaudited.

Response: The Company has revised the footnotes notes to the Amalgamated Casualty Insurance Company interim financial statements as of and for the six months ended June 30, 2021 to state that they are unaudited.

Exhibits

7. Please revise Exhibit 11.1 to include a signed consent from your independent auditors.

Response: The Company has filed a new signed consent from its independent auditors as Exhibit 11.1.

U.S. Securities and Exchange Commission

Division of Corporation Finance

February 3, 2022

8. We note that the consent of Boenning & Scattergood, Inc. filed as Exhibit 11.2 references “Form S-1” in the third sentence, which appears to be a typographical error. Please revise.

Response: The Company has filed a new signed consent of Boenning & Scattergood, Inc. as Exhibit 11.1.

********************

We respectfully request that the Commission determine that the Offering Statement is “qualified” on Friday, February 5, 2022.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (717) 471-9870.

Sincerely,

/s/ STEVENS & LEE

Wesley R. Kelso

WRK:aml

cc:	Ms. Jessica Livingston (w/enc.)

Mr. Patrick J. Bracewell

Mr. Daniel McFadden

Mr. Jeffrey P. Waldron

Mr. Tim Nowak

4